CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 033-46097 on Form S-8 of Cummins Inc. of our report dated June 23, 2017, with respect to the statements of net assets available for benefits of Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the year ended December 31, 2016, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees.

/s/ BLUE  & CO., LLC

BLUE & CO., LLC

Seymour, Indiana

June 23, 2017